EXHIBIT 99.1

Coastal Reports Record Revenue of $196 Million in Fiscal 2012

VANCOUVER, British Columbia, Dec. 19, 2012 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal" or "the Company") (Nasdaq:COA) (TSX:COA) (Stockholm:COA), the largest online retailer of vision care products in the world, announced today its financial results for the fourth quarter and fiscal year ended October 31, 2012.

For the year ended October 31, 2012:

  Total eyeglasses sales increased 22% to $48 million from $39 million during the same period in 2011.
  Sales increased by $13.4 million or 7% to $196.1 million from $182.7 million during the same period in 2011.
  Total contact lens sales increased 3% to $148.2 million from $143.5 million during the same period in 2011.
  Gross profit increased 11% to $84.5 million and as a percentage of sales, gross margin increased to 43% compared with 42% during the same period in 2011.
  Adjusted EBITDA* was $1.4 million compared with $0.7 million during the same period in 2011.
  Cash and equivalents of $19.2 million compared with $16.9 million at the end of the same period in 2011.

* Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to table for a reconciliation of net earnings to Adjusted EBITDA.

The Company noted the following operating highlights for 2012:

  Total order volume was approximately 2.3 million orders in fiscal 2012.
  Customer base grew to 4.3 million vision corrected customers.
  Eyeglasses shipments grew to 987,000 pairs, an increase of 27% over 2011.
  Splash™, Coastal's proprietary contact lens brand, comprised 6% of contact lens unit sales during the period.
  Exclusive designer eyeglasses frames accounted for 72% of overall eyeglasses sales.

For the fourth quarter ended October 31, 2012:

  Total eyeglasses sales increased 27% to $13.8 million from $10.9 million during the same period in 2011.
  Sales increased to $50.7 million from $48.7 million during the same period of 2011.
  Gross profit increased 18% to $23.3 million and as a percentage of sales, gross margin increased to 46% compared with 40% during the same period in 2011.
  Adjusted EBITDA was a loss of $0.4 million compared with $0.1 million during the same period in 2011.
  Net loss for the period was $2.6 million compared with $1.5 million during the same period in 2011.
  Eyeglasses sales into the United States market increased by 100% when compared with the same period in 2011.

Mr. Roger Hardy, Coastal's founder and CEO, commented, "Coastal is changing the way the world buys eyewear and doing it in a way that serves customers the way they want to be served. We continually survey our customers to gain current feedback on how we are doing using Net Promoter Score (NPS) methodology.   We believe our ratings are well ahead of traditional eyewear retailers and we are convinced this difference will continue to propel the shift from traditional eyewear channels to Coastal. We are well positioned to benefit from this emerging change in consumer habits.

We are fortunate to have built a team of experts in internet marketing, customer acquisition, social media, business development, information systems, finance and logistics. This talented team is  using one of the world's most technologically advanced eyeglasses labs to drive Coastal forward with leading edge solutions on every front.

We continue to leverage the predictable recurring revenue and earnings generated in the contact lens category and invest in the rapidly growing and higher margin eyeglasses business. We shipped approximately one million pairs of eyeglasses during 2012, which is a significant milestone for Coastal after launching this category in 2009.

In 2012 our eyeglasses business grew 22% to $47.9 million and we increased units shipped by 27% in units shipped during 2012 when compared to 2011. A particular highlight was growth of 100% year over year in the U.S. eyeglasses market during the fourth quarter, which was in line with our expectations and remains a key focus for the Company. We believe the eyeglasses category holds significant potential for both rapid growth and earnings expansion as markets develop.

During the fourth fiscal quarter of 2012 gross profit increased to $23.3 million or 46% of sales, compared to $19.7 million or 40% of sales for the same period in 2011. This margin expansion is the result of favorable product mix changes, the success of Coastal's exclusive branded eyeglasses and contact lenses and increased contribution by the higher margin eyeglasses business.

Coastal ended fiscal 2012 with $19.2 million in cash and equivalents compared to $16.9 million at the end of fiscal 2011.   We have sufficient working capital to execute on our business plan going forward.

It has been a year of significant contribution and achievements throughout the Company and I would like to thank each team member for their commitment to building the service leader in the online eyewear industry."

Key figures:

Sales for fiscal 2012 increased to $196.1 million compared to $182.7 million in fiscal 2011. Adjusted EBITDA for fiscal 2012 was $1.4 million compared with $0.7 million for fiscal 2011. Net loss for the fiscal year was $4.9 million or $0.17 per share compared with a net loss of $5.3 million or $0.19 per share in fiscal 2011.

Sales for the fourth quarter of 2012 increased to $50.7 million compared with $48.7 million in the same period last year. Adjusted EBITDA during the quarter was a loss of $0.4 million compared to $0.1 million in the fourth quarter of 2011.   Net loss for the fourth quarter of 2012 was $2.6 million or $0.09 per share, compared with a net loss of $1.5 million, or $0.05 per share in the fourth quarter of 2011.

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Canadian Dollars)

	October 31,	October 31,	November 1,
	2012	2011	2010

ASSETS
Current assets
Cash and cash equivalents	$ 19,153	$ 16,864	$ 18,266
Trade and other receivables	6,681	6,013	9,070
Inventories	25,435	27,749	18,276
Prepaid expenses	2,250	3,125	3,109
Income tax receivable	--	79	--
Total current assets	53,519	53,830	48,721
Non-current assets
Deferred tax assets	--	97	97
Property, equipment and leasehold improvements	9,887	8,960	4,160
Intangible assets	11,376	10,882	10,306
Goodwill	8,322	8,518	7,715
Total non-current assets	29,585	28,457	22,278
TOTAL ASSETS	$ 83,104	$ 82,287	$ 70,999

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$ 40,144	$ 36,098	$ 26,348
Provisions	1,284	1,057	664
Income taxes payable	839	--	44
Finance lease obligations	101	2,646	811
Term loan	3,300	--	--
Credit facilities	1,715	--	--
Other current liabilities	3,210	2,939	1,364
Total current liabilities	50,593	42,740	29,231
Non-current liabilities
Other long-term liabilities	270	859	425
Finance lease obligations	457	1,911	2,508
Credit facilities	--	1,500	--
Deferred tax liabilities	2,905	3,306	3,359
Total non-current liabilities	3,632	7,576	6,292
Total liabilities	54,225	50,316	35,523

Shareholders' Equity
Share capital	42,501	40,667	39,176
Share-based payments reserve	3,395	2,934	2,610
Accumulated other comprehensive income (loss)	(137)	372	--
Deficit	(16,880)	(12,002)	(6,310)
Total Shareholders' Equity	28,879	31,971	35,476
TOTAL LIABILITIES AND EQUITY	$ 83,104	$ 82,287	$ 70,999

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

For the years ended October 31	2012	2011

Sales	$ 196,085	$ 182,714
Cost of sales	111,558	106,279
Gross profit	84,527	76,435

Fulfillment	19,167	17,522
Selling and marketing	47,927	43,645
General and administration	20,926	20,505
Results from operating activities	(3,493)	(5,237)

Financing costs	825	127

Loss before income taxes	(4,318)	(5,364)

Income tax expense - current	927	30
Income tax recovery - deferred	(367)	(89)
Net income tax expense (recovery)	560	(59)

Net loss for the year	(4,878)	(5,305)

Other comprehensive income (loss)
Foreign currency translation differences	(509)	372
Total comprehensive loss for the year	$ (5,387)	$ (4,933)

Basic and diluted loss per share	$ (0.17)	$ (0.19)

Weighted average number of common shares
outstanding - basic and diluted	28,290,127	27,745,446

Coastal will host a conference call to review the financial results and Company operations on Wednesday, December 19, 2012 at 1:30 p.m. Pacific time.   Participating in the call will be Roger Hardy, founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255
Sweden	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	477096

To view the Company presentation that will be reviewed during the call, please log into Illustrate FX.

To Join Click: http://ifx.mercuri.ca?pc=797999

Please note that Adobe Flash is required to view this meeting.

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2012 and accompanying notes and Management's Discussion and Analysis which may be viewed on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm

Coastal's risks and uncertainties are discussed in detail in the Company's Annual Information Form dated December 19, 2012 which is also available on SEDAR and EDGAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, share based compensation, listing and financing costs and restructuring charges. See "Supplemental Non-IFRS Measures" herein.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

($000's)	2012	2011	2010

Net earnings (loss)	(4,878)	(5,305)	2,566
Amortization	2,920	2,825	2,272
Interest expense (income), net	517	275	96
Income tax expense (recovery)	560	(59)	(53)
Share-based compensation	967	823	485
Foreign exchange (gain) loss	308	(151)	97
Listing, financing and management change costs	987	2,335	1,784
Adjusted EBITDA	1,381	743	7,247

Supplemental Non-IFRS Measures

Coastal Contacts reports its results in accordance with IFRS, however, it presents Adjusted EBITDA and the number of orders shipped in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, amortization, restructuring cost and share-based compensation expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months

About Coastal Contacts

Coastal Contacts Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal does business; Coastal's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal's anticipated business operations, inventory levels, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal's ability to increase production; Coastal's capital expenditure plans; the results of further investments in Coastal's retail brands; Coastal's relationships with suppliers; Coastal's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal's business and consumer behavior; and Coastal's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal will be able to generate and maintain sufficient cash flows to support its operations; that Coastal will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal's control, that could cause Coastal's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements;                demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note. For a complete discussion of the assumptions, risks and uncertainties related to Coastal's business, you are encouraged to review Coastal's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com